SEC 1746    Potential persons who are to respond to the collection of
(11-02)     information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                   -----------------------------
                                                             OMB APPROVAL
                                                   OMB Number:  3235-0145
                                                   Expires:  December 31, 2005
                                                   Estimated average burden
                                                   hours per response . . . 11
                                                   -----------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 18)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                   Ordinary Shares/American Depositary Shares
                         (Title of Class of Securities)

                                   500 507 108
                                 (CUSIP Number)

                              Marc A. Berger, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  July 25, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

CUSIP No.: 500 507 108            Schedule 13D                Page 2 of 16 Pages

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and the regulations of the Securities and Exchange Commission promulgated thereunder (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 500 507 108            Schedule 13D                Page 3 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Claridge Israel LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,375,835
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,375,835
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,375,835
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 500 507 108            Schedule 13D                Page 4 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     CBT Holdings LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        57,576
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    57,576
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,576
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes 113,236 Ordinary Shares directly owned by the Charles Rosner Bronfman Family Trust ("CRBFT"), 2,271,167 Ordinary Shares indirectly owned by CRBFT, and 611,694 Ordinary Shares directly owned by Anfield Ltd. that may be deemed to be beneficially owned by CBT Holdings LLC. Please refer to Section 5(a) of this Amendment No. 18.

CUSIP No.: 500 507 108            Schedule 13D                Page 5 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Charles Rosner Bronfman Family Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    113,236
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,271,167
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           113,236
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,271,167
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,384,403
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes 57,576 Ordinary Shares directly owned by CBT Holdings LLC and 611,694 Ordinary Shares directly owned by Anfield Ltd. that may be deemed to be beneficially owned by the Charles Rosner Bronfman Family Trust. Please refer to Section 5(a) of this Amendment No. 18.

CUSIP No.: 500 507 108            Schedule 13D                Page 6 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Charles Bronfman Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,433,411
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,433,411
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,433,411
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |X|**


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes 113,236 Ordinary Shares directly owned by the Charles Rosner Bronfman Family Trust ("CRBFT"), 2,271,167 Ordinary Shares indirectly owned by CRBFT, and 611,694 Ordinary Shares directly owned by Anfield Ltd. that may be deemed to be beneficially owned by The Charles Bronfman Trust as a result of its ownership of CBT Holdings LLC. Please refer to Section 5(a) of this Amendment No. 18.

CUSIP No.: 500 507 108            Schedule 13D                Page 7 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Esarbee Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,271,167
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,271,167
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,271,167
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 500 507 108            Schedule 13D                Page 8 of 16 Pages

The following constitutes Amendment No. 18 ("Amendment No. 18") to the Schedule 13D dated October 22, 1997, as amended by Amendment Nos. 1 - 17 (collectively, the "Original Schedule 13D"). This Amendment No. 18 amends the Original Schedule 13D as specifically set forth herein.

This Amendment No. 18 is being filed by Esarbee Investments Limited, a Canadian corporation ("Esarbee"), Claridge Israel LLC, a Delaware limited liability company ("Claridge"), and The Charles Bronfman Trust, a Delaware trust ("CBT"), all of which are currently Reporting Persons. This Amendment No. 18 is also being filed on behalf of the following additional Reporting Persons: CBT Holdings LLC, a Delaware limited liability company wholly owned by CBT ("CBT Holdings"), and the Charles Rosner Bronfman Family Trust, a trust organized under the laws of the Province of Quebec and the indirect owner of Esarbee ("CRBFT").

Item 2. Identity and Background.

      Item 2 of the Original Schedule 13D is amended by adding the following thereto:

      (a) CBT Holdings and CRBFT.

      References herein to the "Schedule I Persons" means the Schedule I Persons as defined in the Original Schedule 13D, as amended as set forth on Schedule I hereto.

      (b) CRBFT's principal address is located at c/o Claridge, Inc., 1170 Peel Street, 8th Floor, Montreal, Quebec H3B 4P2 Canada. CBT Holdings' principal address is located at c/o Withers Bergman LLP, 157 Church Street, New Haven, CT 06510.

      (c) The principal business of each of CBT Holdings and CRBFT consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

      (d) During the past five years, neither CBT Holdings nor CRBFT, nor (to their knowledge) any of their respective Schedule I Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

      (e) During the past five years, neither CBT Holdings nor CRBFT, nor (to their knowledge) any of their respective Schedule I Persons, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) CBT Holdings is a citizen of the United States. CRBFT is a citizen of Canada.

CUSIP No.: 500 507 108            Schedule 13D                Page 9 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration.

      The Original Schedule 13D is amended by inserting the following at the end of Item 3:

      CRBFT and CBT Holdings paid for their Ordinary Shares from working capital.

Item 4. Purpose of Transaction.

      Item 4 in the Original Schedule 13D is hereby deleted and replaced with the following:

      The Ordinary Shares set forth in Section (c) of Item 5 were acquired for general investment purposes. CBT Holdings, CRBFT and Anfield Ltd., an Israeli company ("Anfield"), completed their acquisitions through one brokerage firm over the Tel Aviv Stock Exchange (the "TASE"). The reason for using one brokerage firm was to avoid bidding against each other and to facilitate the administration of the transactions.

      Each of the Reporting Persons will, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters. Without limiting the foregoing, each of the Reporting Persons may in the future seek to acquire additional Ordinary Shares and ADS's in market transactions on the TASE or the New York Stock Exchange and/or in privately negotiated transactions. The decision of whether to acquire such additional Ordinary Shares or ADS's and the timing of such acquisitions, if any, will depend, among other things, on the prevailing prices for such securities, the availability of other investment opportunities and the particular Reporting Person's continuing assessment of the desirability of increasing its position in the Issuer. Furthermore, each Reporting Person reserves the right to sell or otherwise dispose of Ordinary Shares and ADS's in market transactions or negotiated private transactions at any time and from time to time.

Item 5. Interest in Securities of the Issuer.

      (a) Section (a) of Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

      All percentage calculations in this Amendment No. 18 are based on 16,131,986 Ordinary Shares represented in writing to be outstanding by an officer of the Issuer on July 24, 2005, which amount excludes 15,799 Ordinary Shares held by the Issuer and/or a subsidiary that do not have voting rights.

      CBT Holdings, Claridge and CBT

      CBT Holdings directly owns 57,576 Ordinary Shares, representing 0.4% of the issued and outstanding Ordinary Shares. Claridge directly owns 2,375,835 Ordinary Shares, representing 14.7% of the issued and outstanding Ordinary Shares. CBT, as a result of its ownership of CBT Holdings and Claridge, indirectly beneficially owns 2,433,411 Ordinary Shares, representing 15.1% of the issued and outstanding Ordinary Shares.

      By virtue of CBT Holdings acting together with CRBFT and Anfield in acquiring Ordinary Shares, as described above in Section 4, CBT may be deemed to be a member of a "group" under Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder (a "Section

CUSIP No.: 500 507 108            Schedule 13D               Page 10 of 16 Pages

13(d) group"). As a result, each of CBT Holdings and CRBFT may be deemed to have shared beneficial ownership of the 234,604 shares acquired by CBT Holdings, CRBFT and Anfield, as well as (i) the 2,271,167 Ordinary Shares indirectly beneficially owned by CRBFT through its ownership of Esarbee and (ii) 547,902 Ordinary Shares owned by Anfield in addition to the Ordinary Shares acquired on and after July 11, 2005, the date of the first acquisition reported in this Amendment No. 18. In the case of CBT Holdings and CBT, respectively, CBT Holdings' status as a deemed member of a Section 13(d) group results in shared beneficial ownership of 3,053,673 (or 18.9% of the issued and outstanding) Ordinary Shares and 5,429,508 (or 33.7% of such) Ordinary Shares. CBT Holdings does not have any post-acquisition plans or agreements with respect to the Ordinary Shares being reported under this Amendment No. 18, nor any plans or agreements with respect to the Ordinary Shares that it may acquire in the future. Accordingly, each of CBT Holdings and CBT disclaims beneficial ownership of the 2,996,097 Ordinary Shares of which it may be deemed to have shared beneficial ownership as a member of any such Section 13(d) group.

      Esarbee and CRBFT

      Esarbee directly owns 2,271,167 Ordinary Shares, representing 14.1% of the issued and outstanding Ordinary Shares. CRBFT directly owns 113,236 Ordinary Shares and may be deemed to have beneficial ownership of the 2,271,167 Ordinary Shares owned by Esarbee, for a total of 2,384,403 Ordinary Shares, which represents 14.8% of the issued and outstanding Ordinary Shares.

      As described in the second paragraph under the heading "CBT Holdings, Claridge and CBT" above, by virtue of the purchases of Ordinary Shares by CBT Holdings, CRBFT and Anfield being reported in this Amendment No. 18, CRBFT may be deemed to be a member of a Section 13(d) group and to have shared beneficial ownership of the 234,604 Ordinary Shares acquired by CBT Holdings, CRBFT and Anfield (including the 113,236 Ordinary Shares acquired directly by CRBFT), plus the 547,902 Ordinary Shares owned by Anfield prior to July 11, 2005, for a total shared beneficial ownership of 3,053,673 (or 18.9% of the issued and outstanding) Ordinary Shares. CRBFT does not have any post-acquisition plans or agreements with respect to the Ordinary Shares being reported under this Amendment No. 18, nor any plans or agreements with respect to the Ordinary Shares that it may acquire in the future. Accordingly, CRBFT disclaims beneficial ownership of the 669,270 Ordinary Shares of which it may be deemed to have shared beneficial ownership as a member of any such Section 13(d) group.

      (b) Section (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

      CBT shares voting rights and the right to dispose of its 2,433,411 indirectly beneficially owned Ordinary Shares with the respective direct owners of such Ordinary Shares: as to 2,375,835 Ordinary Shares, these rights are shared with Claridge, and as to 57,576 Ordinary Shares, these rights are shared with CBT Holdings.

      CRBFT and Esarbee share voting rights and the right to dispose of the 2,271,167 Ordinary Shares directly owned by Esarbee. CRBFT has sole voting rights and the sole right to dispose of its 113,236 directly owned Ordinary Shares.

CUSIP No.: 500 507 108            Schedule 13D               Page 11 of 16 Pages

      (c) Except as set forth below, during the last sixty days there have been no transactions in the Ordinary Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their respective Schedule I Persons:

--------------------------------------------------------------------------------
                                                No. of           Price (US$) per
  Acquiring Entity          Date            Ordinary Shares       Ordinary Share
--------------------------------------------------------------------------------
CRBFT                     11-Jul-05              2,749              54.285902
--------------------------------------------------------------------------------
CBT Holdings              11-Jul-05              2,749              54.285902
--------------------------------------------------------------------------------
CRBFT                     12-Jul-05             10,530              56.691313
--------------------------------------------------------------------------------
CBT Holdings              12-Jul-05             10,530              56.691313
--------------------------------------------------------------------------------
CRBFT                     13-Jul-05              3,510              56.759066
--------------------------------------------------------------------------------
CBT Holdings              13-Jul-05              3,510              56.759066
--------------------------------------------------------------------------------
CRBFT                     14-Jul-05             11,099              57.665333
--------------------------------------------------------------------------------
CBT Holdings              14-Jul-05             11,099              57.665333
--------------------------------------------------------------------------------
CRBFT                     17-Jul-05              7,800              57.043186
--------------------------------------------------------------------------------
CBT Holdings              17-Jul-05              7,800              57.043186
--------------------------------------------------------------------------------
CRBFT                     18-Jul-05              3,393              57.234926
--------------------------------------------------------------------------------
CBT Holdings              18-Jul-05              3,393              57.234926
--------------------------------------------------------------------------------
CRBFT                     19-Jul-05               456               57.170966
--------------------------------------------------------------------------------
CBT Holdings              19-Jul-05               456               57.170966
--------------------------------------------------------------------------------
CRBFT                     20-Jul-05              6,025              58.140821
--------------------------------------------------------------------------------
CBT Holdings              20-Jul-05              6,025              58.140821
--------------------------------------------------------------------------------
CRBFT                     21-Jul-05              9,750              58.523077
--------------------------------------------------------------------------------
CBT Holdings              21-Jul-05              9,750              58.523077
--------------------------------------------------------------------------------
CRBFT                     24-Jul-05              1,094              58.622222
--------------------------------------------------------------------------------
CBT Holdings              24-Jul-05              1,094              58.622222
--------------------------------------------------------------------------------
CRBFT                     25-Jul-05             16,640              58.952019
--------------------------------------------------------------------------------
CRBFT                     25-Jul-05              1,170              58.706687
--------------------------------------------------------------------------------
CBT Holdings              25-Jul-05              1,170              58.706687
--------------------------------------------------------------------------------
CRBFT                     26-Jul-05             39,020              58.871367
--------------------------------------------------------------------------------

All of such acquisitions were effected through the same brokerage firm on the TASE.

Item 7. Material to be Filed as Exhibits.

      Exhibit 99.1. Joint Filing Agreement.

                                      * * *

CUSIP No.: 500 507 108            Schedule 13D               Page 12 of 16 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: July 27, 2005

CBT HOLDINGS LLC                           CLARIDGE ISRAEL LLC


By:  /s/ Bruce Judelson                    By:  /s/ Bruce Judelson
     ----------------------------------         --------------------------------
     Name:  Bruce Judelson                      Name:  Bruce Judelson
     Title: Manager                             Title: Manager


ESARBEE INVESTMENTS LIMITED                CHARLES ROSNER BRONFMAN FAMILY TRUST


By:  /s/  Oded Tal                         By:  /s/  Oded Tal
     ----------------------------------         --------------------------------
     Name:  Oded Tal                            Name:  Oded Tal
     Title: Vice President, Investments         Title: Authorized Representative


By:  /s/ Glenn Hamilton-Browne             By:  /s/  Glenn Hamilton-Browne
     ----------------------------------         --------------------------------
     Name:  Glenn Hamilton-Browne               Name:  Glenn Hamilton-Browne
     Title: Controller                          Title: Authorized Representative


                                           THE CHARLES BRONFMAN TRUST


                                           By:  /s/ Jay H. Rubinstein
                                                --------------------------------
                                                Name:  Jay H. Rubinstein
                                                Title: Trustee

CUSIP No.: 500 507 108            Schedule 13D               Page 13 of 16 Pages

                                   SCHEDULE I
                                 TO SCHEDULE 13D

1) Schedule I to the Original Schedule 13D is hereby amended by adding at the end thereof the following:

Information with Respect to Trustees and Beneficiaries of The Charles Rosner Bronfman Family Trust.

The following sets forth as to the Trustees and beneficiaries of The Charles Rosner Bronfman Family Trust: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada.

Trustees of The Charles Rosner Bronfman Family Trust

Stephen R. Bronfman
Robert S. Vineberg          c/o Davies Ward Phillips & Vineberg LLP    Private Investor
                            1501 McGill College Avenue                 Attorney
                            Montreal, Quebec, Canada H3A 3N9

Ellen Bronfman Hauptman     c/o Andell Holdings, LLC                   Private Investor
                            10877 Wilshire Blvd.
                            Suite 2200
                            Los Angeles, CA  90024

Arnold M. Ludwick                                                      Vice-Chairman, Claridge, Inc.

Beneficiaries

Stephen R. Bronfman and charitable organizations

CUSIP No.: 500 507 108            Schedule 13D               Page 14 of 16 Pages

                                   SCHEDULE I
                                 TO SCHEDULE 13D
                                   (continued)

2) Schedule I to the Original Schedule 13D is hereby amended by replacing the information therein with respect to Esarbee with the following:

Information with respect to the Shareholder, Trustees of the Shareholder, Executive Officers and Directors of Esarbee Investments Limited. Information in the Original Schedule 13D concerning Esarbee is replaced in its entirety with the following:

The following sets forth as to each of the shareholder, trustees of the shareholder, executive officers and directors of Esarbee Investments Limited: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada.

Shareholder
The Charles Rosner Bronfman Family Trust

Trustees of The Charles Rosner Bronfman Family Trust
Stephen R. Bronfman
Robert S. Vineberg
Ellen Bronfman Hauptman
Arnold M. Ludwick

Executive Officers
Stephen R. Bronfman           Private Investor       Chairman
Robert Fetherstonhaugh        Claridge, Inc.         President
Richard P. Doyle              Claridge, Inc.         Vice President, Corporate
                                                     Planning
Oded Tal (Israeli citizen)    Claridge, Inc.         Vice President, Investments
Zeno Santache                 Claridge, Inc.         Chief Financial Officer
Christine Kofler              Claridge, Inc.         Secretary
Glenn Hamilton-Browne         Claridge, Inc.         Controller

Directors
Stephen R. Bronfman
Zeno Santache
Richard P. Doyle
Robert Fetherstonhaugh

CUSIP No.: 500 507 108            Schedule 13D               Page 15 of 16 Pages

                                   SCHEDULE I
                                 TO SCHEDULE 13D
                                   (continued)

3) Schedule I to the Original Schedule 13D is hereby amended by adding at the end thereof the following after the new information for CRBFT:

Information with respect to CBT Holdings LLC.

The following sets forth as to the Managers and Member (and its trustees) of CBT Holdings LLC: his or its name; his or its business address; and his or its present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each such individual or entity identified below is a citizen of the United States.

Member
The Charles Bronfman Trust

Trustees of The Charles Bronfman Trust
Wilmington Trust Company          1100 Market Street                  Trust Services
                                  Wilmington, DE 19890-0001
Jay Rubinstein                    c/o Withers Bergman LLP             Principal, Withers Bergman LLP
                                  157 Church Street                   (law firm)
                                  New Haven, CT 06510

Managers
Bruce Judelson                    c/o Withers Bergman LLP             Principal, Withers Bergman LLP
                                  157 Church Street                   (law firm)
                                  New Haven, CT 06510
Scott Richland                    c/o Andell Holdings, LLC            President, Andell Holdings, LLC
                                  10877 Wilshire Blvd                 (Private investment holding
                                  Suite 2200                          company)
                                  Los Angeles, California  90024
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